Exhibit 1.01

The Boeing Company
Conflict Minerals Report
For The Year Ended December 31, 2015

I. Overview
This report has been prepared by The Boeing Company (herein referred to as “Boeing,” the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. Boeing is one of the world’s largest aerospace firms. Our principal products include commercial jet aircraft, manned and unmanned military aircraft, rotorcraft and tilt-rotor aircraft, as well as missile and weapons systems, satellites and launch vehicles. We conducted an analysis of our products and found that small quantities of tin, tantalum, tungsten and gold (“3TG”) are found in substantially all of Boeing’s products.
The aircraft and other products that we manufacture are highly complex, typically containing thousands of parts from thousands of direct and indirect suppliers. Boeing has relationships with a vast network of suppliers throughout the world and there are generally multiple tiers between the 3TG mines and our direct suppliers. Therefore, we rely on our direct suppliers to work with their upstream suppliers in order that they may provide us with accurate information about the origin of 3TG in the materials, components, parts and subassemblies (collectively, “Components”) we purchase. As we enter into new contracts or renew existing contracts, we are adding a clause that requires our suppliers, on a prospective basis, to provide us with the 3TG information necessary to conduct our due diligence. However, during the term of our existing contracts we cannot compel these suppliers to support our due diligence efforts with respect to 3TG content.

II. Reasonable Country of Origin Inquiry (“RCOI”)

We conducted an inquiry of our suppliers in accordance with Step 1 of the Due Diligence Guidance for Responsible Supply Chains of Minerals From Conflict-Affected and High-Risk Areas of the Organisation for Economic Cooperation and Development (“OECD”) and its supplements on tin, tantalum, and tungsten and on gold (“OECD guidance”; “OECD Step 1”). Our RCOI was comprised of:

•	identification of relevant suppliers

•	survey of suppliers

•	assessment of data received from suppliers

We requested that all of our suppliers of Components that we believe could contain 3TG provide information to us using the template developed by the Conflict-Free Sourcing Initiative, known as the Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide 3TG to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy and its due diligence process, and requests information about its supply chain for 3TG, such as the names and locations of smelters and refiners, as well as the country of origin of 3TG used by such smelters and refiners. The information we receive is submitted into an electronic database, which facilitates information analysis.

OECD Step 1. Establish Strong Company Management Systems
Conflict Minerals Policy
Boeing has adopted a conflict minerals policy related to our sourcing of 3TG. The policy is available to the public on www.boeingsuppliers.com.
Internal Team
Boeing has established a management system to support supply chain due diligence related to 3TG. Our management system includes a team of subject matter experts from functions such as supplier management, engineering, finance, law, global corporate citizenship, and our Boeing International organization. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy.
Control Systems
Together with other major manufacturers in aerospace and other sectors, we are members of the following industry-wide initiatives that are working to develop conflict-free supply chains: the Conflict-Free Sourcing Initiative, the International Tin Research Institute Tin Supply Chain Initiative, the Public Private Alliance for Responsible Minerals Trade and the Aerospace Industry Association Conflict Minerals Working Group.
We have established and maintain a records retention policy with respect to relevant documentation.
Supplier Engagement
Our Supplier Advisory Team, which includes representatives from a number of management functions within Boeing as well as representatives of certain of our suppliers, holds periodic meetings to discuss best practices among our suppliers. We also maintain an electronic portal that provides detailed instructions to suppliers and resources related to conflict minerals, including the Template, our conflict minerals policy, as well as FAQs from the Aerospace Industries Association and U.S. Securities and Exchange Commission.
Grievance Mechanism
We have processes to receive and act on concerns - written or oral - expressed by employees and others about possible improper or unethical business practices or violations of company policies (including our Code of Conduct, Code of Basic Working Conditions and Human Rights, and Conflict Minerals Policy), laws, or regulations.
OECD Step 2.    Identify and Assess Risks in the Supply Chain
The vast majority of the suppliers that responded to our request set forth data only with respect to that supplier’s overall 3TG sourcing, without specifying whether such 3TG was used in Components actually supplied to Boeing. Therefore, the RCOI did not provide us with sufficient information to determine the source of the 3TG in our products. Accordingly, we conducted due diligence on the source and chain of custody of 3TG in our products.
III. Due Diligence Design and Performance
Design of Due Diligence
Pursuant to the Rule, we performed due diligence on the source and country of origin of 3TG in our products, including the Components we purchase from suppliers. Our due diligence measures have been designed to conform with the due diligence framework presented in OECD guidance and its Supplements.

Due Diligence Performed
We performed due diligence measures in accordance with the framework established by the OECD.
OECD Step 3. Design and Implement a Strategy to Respond to Identified Risks

•	Senior management is briefed about our due diligence efforts on a regular basis.

•	We have adopted a conflict minerals policy.

•	We have implemented a risk management plan that outlines the Company responses to identified risks.

•
We engage in regular ongoing risk assessment, largely relying on suppliers’ annual data submissions to us, as well as, where appropriate, targeted follow-up activities. There was no instance where we determined that it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier.

OECD Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
We support audits of 3TG smelters and refiners conducted by third parties through our participation on the Steering Committee and Due Diligence Practices Group of, and financial support of, the Conflict-Free Smelter Program (CFSI Member Code: BOEI).
OECD Step 5.    Report Annually on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence, is available on our website www.boeing.com/investors and is filed with the U.S. Securities and Exchange Commission.
IV. Due Diligence Results
We reviewed all of the supplier responses, including those not provided on the Template, against criteria developed by our internal team to determine whether further due diligence engagement was necessary. Our criteria included reviewing incomplete responses as well as inconsistencies within the data reported by our suppliers, and we have worked directly with them in an effort to secure further responses.
The vast majority of the suppliers that responded to our request set forth data only with respect to that supplier’s overall 3TG sourcing, without specifying whether such 3TG was used in Components actually supplied to Boeing. A minority of responses listed specific smelters or refiners in their supply chain, with such responses collectively identifying 321 unique facilities as identified by the Conflict-Free Smelter Program of which 213 were certified conflict-free under the Conflict-Free Smelter Program.

Forty suppliers indicated that they may have sourced 3TG from the Democratic Republic of the Congo (the “DRC”) and its adjoining countries (the “Covered Countries”). Of these, five suppliers were able to trace 3TG to Components supplied to us and identified the Covered Countries disclosed to them as Burundi, the Democratic Republic of the Congo and Rwanda. These five suppliers provided the following additional information about the smelters used to process 3TG:

	3TG	Smelter or Refiner	Smelter or Refiner Location	CFSI ID *
1	Tungsten	Asia Tungsten Products Vietnam Ltd.	Vietnam	CID002502
2	Tantalum	Conghua Tantalum and Niobium Smeltry	China	CID000291
3	Tantalum	Duoluoshan	China	CID000410
4	Tantalum	F & X Electro-Materials Limited	China	CID000460
5	Tantalum	Global Advanced Metals Aizu	Japan	CID002558
6	Tantalum	Global Advanced Metals Boyertown	United States	CID002557
7	Tantalum	H.C. Starck Co., Ltd.	Thailand	CID002544
8	Tantalum	H.C. Starck GmbH Goslar	Germany	CID002545
9	Tantalum	H.C. Starck GmbH Laufenburg	Germany	CID002546
10	Tantalum	H.C. Starck Smelting GmbH & Co.KG	Germany	CID002550
11	Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd	China	CID000914
12	Tantalum	Jiujiang Tanbre Co., Ltd.	China	CID000917
13	Tantalum	KEMET Blue Metals	Mexico	CID002539
14	Tantalum	KEMET Blue Powder	United States	CID002568
15	Tin	Malaysia Smelting Corporation	Malaysia	CID001105
16	Tantalum	Ningxia Orient Tantalum Industry Co, Ltd	China	CID001277
17	Tantalum	Taki Chemical	Japan	CID001869
18	Tin	Thaisarco	Thailand	CID001898
19	Tungsten	Vietnam Youngsun Tungsten Industry Co., Ltd.	Vietnam	CID002011
20	Tungsten	Wolfram Bergbau Hutten AG	Austria	CID002044
21	Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China	CID002320
* Each smelter and refiner identified above is certified conflict-free under the Conflict-Free Smelter Program.
For the reasons set forth above, and with the exception of the five suppliers noted above, we have been unable to identify the country of origin of 3TG contained in Components supplied to us or the facilities used to process such 3TG.

V. Expected Future Actions
We intend to continue the following actions to improve the due diligence we conduct to further mitigate the risk that the 3TG in our products benefit armed groups in the Covered Countries:

•	Include a conflict minerals provision in new or renewed contracts requiring that suppliers provide us with the necessary 3TG information on a prospective basis.

•	Direct our suppliers to information and training resources in an effort to increase the response rate and improve the content of the supplier survey responses.

•	Participate in the Conflict-Free Sourcing Initiative in order to increase the number of smelters and refiners participating in the Conflict-Free Smelter Program.

•	Work with the OECD and relevant trade associations to define and improve best practices and encourage responsible sourcing of 3TG.

•	Make additional investments in Conflict Minerals due diligence toolsets.

•
In the event that any of our suppliers are found to be providing us with Components containing 3TG from sources that support conflict in the Covered Countries, work with them to establish alternative sources of 3TG.

Caution Concerning Forward-Looking Statements
Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “intends,” “expects,” “plans,” “believes,” “estimates,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.